UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

AZZURRA HOLDING CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
94352W205
(CUSIP Number)
Daniel W. Rumsey
501 West Broadway
Suite 800
San Diego, California 92101
(619) 795-1134
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 22 , 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94352W205
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel W. Rumsey
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) Membership in Group is Expressly Affirmed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 8,500
	(8)	Shared Voting Power 17,000
	(9)	Sole Dispositive Power 8,500
	(10)	Shared Dispositive Power 17,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4.5%
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 9%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 94352W205
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Rebecca L. Cherry-Rumsey
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) Membership in Group is Expressly Affirmed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 8,500
	(8)	Shared Voting Power 17,000
	(9)	Sole Dispositive Power 8,500
	(10)	Shared Dispositive Power 17,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4.5%
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 17,000
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
Common Stock. Securities issued by Azzurra Holdings Corporation, 501 West Broadway, Suite 800, San Diego, CA 92101.
Item 2. Identity and Background
(a) Daniel W. Rumsey and Rebecca L. Cherry-Rumsey
(b) 501 West Broadway, Suite 800, San Diego, CA 92101.
(c) Both reporting owners are individuals. Rebecca L. Cherry-Rumsey is the spouse of Daniel W. Rumsey, who's principal occupation is attorney. Mr. Rumsey is self employed, and his principal business is located at 501 West Broadway, Suite 800, San Diego, CA 92101.
(d) N/A
(e) N/A
(f) U.S.
Item 3. Source and Amount of Funds or Other Consideration
Shares were issued in consideration for services provided to the issuer.
Item 4. Purpose of Transaction
Shares were issued in consideration for services provided to the issuer. Daniel W. Rumsey is the principal accounting and executive officer of the issuer, and is therefore a control person of the issuer.
(a)
[   ]
The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)
[   ]
An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)
[   ]
A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)
[   ]
Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)
[   ]
Any material change in the present capitalization or dividend policy of the issuer;
(f)
[   ]
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)
[   ]
Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)
[   ]
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)
[   ]
A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)
[   ]
Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
(a) 17,000 shares.
(b) Daniel W. Rumsey: 8,500 shares Rebecca L. Cherry-Rumsey: 8,500 shares
(c) None.
(d) N/A
(e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 5, 2011

By:	/s/ Daniel W. Rumsey

Name: Daniel W. Rumsey
Title: Individual
Date:   May 5, 2011

By:	/s/ Rebecca L. Cherry-Rumsey

Name: Rebecca L. Cherry-Rumsey
Title: Individual